Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following is a transcript of a Brookdale investor conference:

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JUNE 05, 2014 / 03:30PM GMT, BKD - Brookdale Senior Living Inc. at Jefferies Global Healthcare Conference

CORPORATE PARTICIPANTS

Ross Roadman Brookdale Senior Living Inc. - SVP IR

Andy Smith Brookdale Senior Living Inc. - CEO

Mark Ohlendorf Brookdale Senior Living Inc. - Co-President, CFO

CONFERENCE CALL PARTICIPANTS

Brian Tanquilut Jefferies & Company - Analyst

PRESENTATION

Brian Tanquilut - Jefferies & Company - Analyst

Good morning and thank you for joining us today. I am Brian Tanquilut. I am the healthcare services analyst here at Jefferies, and this morning, we are going to have a fireside chat with our next presenter, which is Brookdale. Brookdale is the largest senior housing provider in the US today, and joining us this morning are the Company’s President, Andy Smith, and the Company’s CFO, Mark Ohlendorf.

But before we start with our session this morning, I will pass it over to Ross Roadman, who will read his Safe Harbor for this morning. Thanks, Ross.

Ross Roadman - Brookdale Senior Living Inc. - SVP IR

Thanks, Brian. We are in the process of a merger and a shareholder vote that is coming up in July, so the lawyer is going to make me read this, and I wish they would cue some music in the background, but here it goes. I apologize. It’s not short.

Certain statements made during this conference may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We can give no assurance that our expectations will be attained, and actual results and performance could differ materially. Factors which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, risks relating to the merger with Emeritus and the transactions with HCP and other factors described in Brookdale’s SEC filings.

In connection with the merger, Brookdale has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement prospectus, which contains important information, free copies of which may be obtained on Brookdale’s and the SEC’s websites.

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and the executive officers of Brookdale and Emeritus and their ownership of Brookdale and Emeritus common stock is set forth in each of Brookdale’s and Emeritus’ annual reports on Form 10-K/A, each as filed with the SEC on April 30, 2014. Additional information is included in the joint proxy statement.

This conference shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting, the requirements of Section 10 of the Securities Act of 1933, as amended. Thanks, Brian.

Brian Tanquilut - Jefferies & Company - Analyst

Thank you, Ross. So good morning again, and before we start with the Q&A portion of the fireside chat, I thought I would pass it over to Andy, who will give us a one- or two-minute overview on Brookdale and his thoughts on the Company today.

Andy Smith - Brookdale Senior Living Inc. - CEO

Right. Thanks, Brian. I am happy to do that.

For those of you all who aren’t familiar with Brookdale, as Brian said, we are the largest operator of seniors housing in this country. We have right at 650 communities, capacity for 67,000 residents, and we employ about 50,000 associates today.

Unique in the industry, we are the only player that participates at scale in each vertical of the senior living continuum. That starts with independent living. Going up the acuity scale, it goes to assisted living, memory care, and skilled nursing. Now all of our skilled nursing is part of a campus. We are very big believers in the continuum of care being on one campus or in one connected network. But we’re the only player that participates in scale in each of those verticals.

Also unique in the industry, we have an ancillary services platform, which for us includes outpatient therapy, home health, and hospice. That’s seamlessly coordinated into each of our communities and that’s part of our strategy.

I will outline our strategy very quickly. We have four components to our strategy. First, organic growth. We believe we have large organic growth opportunities as part of our portfolio. That’s by growing revenue either through rate increases or growing occupancy. We also think we have room to grow our operating effectiveness and efficiency of our operations.

The second component of our strategy is to invest in our portfolio, which we have been doing heavily and to good effect over the past two or three years, and we would expect to do that for the foreseeable future. Part of that program is what we call Program Max, which is our effort to redevelop and reposition our communities to add new levels of care, to expand the service offerings at those particular communities.

Third component of our strategy is the first effort in this industry to develop a nationally known senior living brand. Right now, there is no nationally known senior living brand in the industry. We started this effort roughly year ago, and it is a both near-term and long-term strategy. In its fullest expression, we think we will be known and synonymous with top-quality senior living solutions across this country. Once we have completed this task, we think it will create competitive differentiation for us that our competitors will be hard pressed to emulate.

The fourth element of our strategy is to innovate. That’s in terms of the service solutions that we offer to our residents and their families. That’s by adding new services to those that we already provide, also developing new business models. One example of that is extending our services out into the general community where we have geographic concentration to serve folks who it is too early for them to move into seniors housing, but it is a way for us to provide services to them, get a connection with them, and ultimately prompt them to move into one of our communities.

The last thing I will mention is we announced a couple of months ago that we have signed a merger agreement, as Ross alluded to, to acquire our next largest competitor. It is a company called Emeritus, which is headquartered in Seattle. Following the completion of that transaction, which we expect in the third quarter of this year, we will have a little bit less than 1,200 communities, the ability to serve 112,000 people. We will have 80,000 associates and we are very excited about that. Again, expect to close in the third quarter of this year.

That’s a thumbnail sketch of Brookdale.

QUESTION AND ANSWER

Brian Tanquilut - Jefferies & Company - Analyst

Thank you so much for that, Andy. So going straight to that last point and the impetus for Ross’s five-minute Safe Harbor, what is the strategic — or what was the strategic rationale for acquiring Emeritus right now? Obviously, they have been around as a competitor for a while. So why today, and what do you see as the dynamics in the industry that would make the combined Brookdale and Emeritus company thrive going forward?

Andy Smith - Brookdale Senior Living Inc. - CEO

I guess — if you think back to the strategy I just articulated, the four components of it, each one of those strategic verticals are underscored or supercharged by virtue of the transaction with Emeritus.

For example, we feel like we have — while we think we have organic growth in our platform, we think we can enhance the organic growth in the Emeritus platform.

If you believe in our strategy about creating the first senior housing brand across the country, if you think that makes sense, adding 510 communities to that — to our portfolio supercharges our effort to establish that brand.

A couple of statistics associated with that. Following the consummation of this transaction, there will be 6.5 million seniors over the age of 80 that live within 10 miles of one of our communities. 31 million adult child influencers, who in many cases make the decision about where their parent or loved one will move, will also live within 10 miles of one of our communities.

The opportunity to innovate, to develop new services and new solutions given the size, the breadth, the depth, and the scale of this combined Company, huge opportunity to develop new innovative solutions.

Just one example of that, well, one further example of that is if you believe, like we do, that there is a real opportunity for senior living to become a more deeply coordinated part of the postacute continuum, which is coming together now through public policy, well, we think a company of the size and scale of what Brookdale will be, we have got a bigger voice in that connection, and that our ability to relate even to the general acute care space.

So, all of our strategies are supercharged by virtue of this transaction, which I should say we are very excited about just simply the financial aspects of it. We announced that our expectations are for $0.40 of accretion in year three from the transaction. We did kind of a follow-on deal with HCP where we reorganized some of their leases and created a joint venture with them, which will close roughly contemporaneously with the Emeritus transaction. That adds an additional $0.10 of accretion to the transaction, so we are talking about $0.50. That’s pretty attractive, at least in our minds.

Brian Tanquilut - Jefferies & Company - Analyst

So, I guess this is for both of you guys. This is a pretty big transaction to swallow and integrate, so how should we think about your view on integration risk, what the heavy lifting is, and what the opportunities are down the road to squeeze incremental synergies from the transaction?

Andy Smith - Brookdale Senior Living Inc. - CEO

Go ahead.

Mark Ohlendorf - Brookdale Senior Living Inc. - Co-President, CFO

Take that? Brookdale, if you look back at our history, is a rollup. It started with the merger of two senior housing companies in 2005, went public. The year after that, that company merged with American Retirement, which was a separate publicly-traded company.

In 2011, we acquired a company called Horizon Bay, which was also a 15,000, 16,000 unit, primarily a manager of senior housing assets. So, we have a long history in the Company of doing multiple integrations, and in that process, we built what we think is a kind of an unparalleled industry platform, multiproduct, at scale. We have spent order of magnitude $100 million in the last eight or nine years developing that platform.

All that said, the Emeritus integration is very big. It is a company that is 60% our size. We will grow quite dramatically in that process. So the risks are somewhat heightened here just because of the scale of things.

We do think we have learned a lot in the several integrations that we have done. Most of the more complex risks and sequencing in a transaction of this size, in our view, relate to people and transitioning people between companies, between cultures, in different roles.

So much of what we have learned in the prior integrations are how to communicate, how to develop the appropriate plans around training, severance, hiring, all those kinds of things. It is a significant undertaking, but I think so far we have been very pleased by the way the organization — the combined organization has responded to the process.

Emeritus has also been very acquisitive. They have done a number of integrations over time, so they also have some experience in this process. Much work to be done, but we are very encouraged by the start that we are off to.

Brian Tanquilut - Jefferies & Company - Analyst

And to that point, Mark, like Andy was saying, the deal hasn’t closed yet and you already raised the guidance for the earnings accretion that you’re looking at. So, are there other opportunities beyond what you’ve embedded in that guidance for you to realize more synergies down the road from Emeritus?

Mark Ohlendorf - Brookdale Senior Living Inc. - Co-President, CFO

Yes, there are. We have included in the original synergy guidance our overhead cost savings, community-level cost savings, and deploying our ancillary service business within the Emeritus communities.

Again, as Brookdale has grown through acquisition, we have rolled out home care, outpatient therapy, hospice services into additional senior housing portfolios. So that accounts for the $0.40. And then, again, the capital transactions that we’ve just announced with HCP add about another $0.10 to that.

There are some very significant revenue opportunities that we haven’t included, in part because we wanted to be able to articulate to the investment community accretion numbers that were pretty empirical that we could demonstrate based on our own history, but some of these other revenue synergy opportunities include things like we will now be operating at scale in most significant metropolitan markets in the United States. The ancillary service accretion we have included in our guidance includes deploying those services within senior housing locations, but not in the broader market.

As Andy said, we will be within 10 miles of 6.5 million seniors over 80 years of age. Obviously, significant opportunity there to deliver Medicare home care, private-pay home care, and a wide range of healthcare services, financial products, all kinds of opportunities there.

Probably the other two significant opportunities from a revenue standpoint, again, we will be operating at scale in a number of markets and we will have an opportunity to segment our product delivery in those markets, so where we may have Brookdale assisted living communities and Emeritus assisted living communities competing head to head in the market today, we will have an opportunity to position those assets in the market in some differentiated sense, either around rate services, location, referral sources, whatever the case might be, and thereby defuse some of that direct competitive influence between the assets.

And then, the third opportunity I would mention, again we have this initiative underway in Brookdale, which we call Program Max, where we are fundamentally looking at repositioning the service delivery in a location or adding a level of service in a location, so it’s a much broader real estate adjustment to those locations. We now have an opportunity to do that in 500 Emeritus locations. We have not included any economics around that in the accretion guidance as well.

So, you could do some math on any of the three of those opportunities and you would come up with very substantial numbers.

Brian Tanquilut - Jefferies & Company - Analyst

Thanks for that, Mark. Andy, over the course of the last four days here at the conference, we have heard postacute providers talk about the changing landscape, and clearly you are now getting more deeply involved in postacute. As we think about, say, a Kindred making comments the other day that they would love to go into the assisted living space down the road, that they think that’s a hole in their portfolio, and some of the assisted living guys saying we need to build more capabilities in postacute, how do you see that whole dynamic evolving over the next few years?

Andy Smith - Brookdale Senior Living Inc. - CEO

I think what you’re doing is you are seeing public policy trending towards a more coordinated postacute continuum also directed toward better outcomes at lower cost. Historically, senior living really hasn’t been considered to be part of the healthcare space.

Now we at Brookdale started a long time ago. We would be an exception to that rule. We started 15 — really almost 20 years ago and thought about ourselves as a health care provider. Now we are also a real estate company, we’re also a hospitality company, we’re also a social services company, but we have always thought of ourselves as a health care company, and I think the health care industry is coming around to that viewpoint.

There is a real opportunity to educate other people and other organizations in the postacute space, as well as in the general acute care space, about what it is that we do. So I look at it as an opportunity to forge relationships and connections with other members of the postacute continuum in a way that provides us an opportunity to get more coordinated in that space, fill our communities up, because we present a set of service solutions that are better than the alternative of somebody moving back to their single-family home by themselves. So, that’s how I see it playing out.

Brian Tanquilut - Jefferies & Company - Analyst

So, you said at the beginning of that comment that you are a health care company and you’re also a real estate company. So as we think about the real estate strategy, you guys own 34%, 35% of your assets — of your units. So, how do you evaluate the real estate strategy for Brookdale in terms of enhancing value or realizing value from the asset base?

Andy Smith - Brookdale Senior Living Inc. - CEO

Right now, we have spent a long time — for those of you who follow the Company, we have spent several years trying to make sure that we are maximizing the value of our real estate portfolio, which is quite large and is going to get quite larger once we close this merger with Emeritus.

At the moment, the way that we think about creating value for our shareholders, what we think we need to do is execute against our merger plan, develop these synergies, the $0.50 of synergies, hopefully with upside, as Mark indicated, and keep the real estate and the operating side of our business whole; in other words, connected together, all part of one organization.

If we do that, we think our shareholders will benefit from all of that value creation, including the value creation that is associated with the underlying real estate. It is conceivable if we could — and many people ask us is there a way to do a transaction that realizes all the value of that real estate, I would say that we — right now, I think our perspective would be that we don’t see that happening under the current market condition.

If there was ever a situation where two things could happen, first, we could do a transaction associated with our real estate that allowed us to capture all the value of the real estate, including what we think is there by executing against our plan, that would be one thing. And then, if, number two, what was left over in terms of an asset-light manager, an OpCo, a lessee, if that leftover OpCo could both survive and thrive such that one plus two is more than the three that we think we can get executing against our plan, then obviously we would seriously consider that.

I don’t think we think that is likely under current market conditions, but you never know, and part of our job is to always look out there and make sure that we are maximizing value for our shareholders, and so we will keep monitoring the environment.

Brian Tanquilut - Jefferies & Company - Analyst

So as we talk about current market conditions, one of the questions that we have been asked often is is there overcapacity — is there overbuilding going on right now in the senior housing space? And we don’t think that’s the case, but we would love to hear your (multiple speakers)

Andy Smith - Brookdale Senior Living Inc. - CEO

We don’t, Brian, think that’s the case either. The new construction levels are right now what they were roughly about 2005, 2006. And I think the absorption rate that the NIC data showed last quarter actually showed more absorption than new construction coming on.

So we’re sanguine is the word I have been using about new construction. Now we are mindful of it. We are watchful of it.

One thing folks have to realize is the demand — by virtue of the demographics of this country, demand for our services is going to go up and that’s irrespective of whether we get a greater penetration into our addressable market, which we think over time we will do. So some new construction is important and necessary just to keep up with the demand that is inevitably going to be produced just by demographics.

Number two is you can’t look at these big, broad national statistics and this national data. In order to figure out what’s truly competitive new construction, you have got to drill down to what is happening in the particular local submarket at issue and then you have got to make sure that the new product that is being developed is, in fact, competitive with the incumbent or existing product. In other words, the memory care community doesn’t necessarily compete with assisted living and certainly doesn’t compete with independent living.

So you have to look at it in a pretty nuanced way. So at the end of the day, we are mindful of the new construction. We’re also mindful of the sound and fury that is out there around it, but we are sanguine. We are watchfully sanguine about it right now.

Brian Tanquilut - Jefferies & Company - Analyst

And also, just to follow up on that point, there was a speaker here yesterday who highlighted his view that construction costs in your business have gone up.

Andy Smith - Brookdale Senior Living Inc. - CEO

Right.

Brian Tanquilut - Jefferies & Company - Analyst

So, as we think about the supply and demand dynamic in the senior housing space, given that factor, do you think that the pace of new constructions will eventually taper off or is it — will it slow down, at least relative to the spike in demand?

Andy Smith - Brookdale Senior Living Inc. - CEO

You know what, I can’t predict what’s going to happen in terms of the pace of the new construction. I do think it is absolutely clear that the cost of construction has gone up.

I saw some statistics about the Houston market, where construction costs have gone up by 30% when compared to a couple of years ago. That’s obviously going to have an effect.

One subtlety about new construction is what we almost always see where there is new construction that is directly competitive with one of our communities, there is obviously a disruption as that local submarket settles out and stabilizes. But once it stabilizes, the cost or the rent that the new developer needs to charge to justify the development risk that he or she has undertaken, generally speaking, is going to be higher than our rent, which ultimately gives us an opportunity to updraft our rent.

But I can’t, Brian, I don’t — again, I think that what’s happening in terms of new construction right now is at a reasonable and sustainable level. Whether it is going to increase or decrease, there are so many factors that go into that, I don’t know. We just watch it and we prepare for whatever is happening in our local submarkets.

Brian Tanquilut - Jefferies & Company - Analyst

Andy, to that point on the rent, you have shown over the years that you have pricing power in your markets, so is that something that you think is sustainable going forward and what rate of increase should we expect over the next five years?

Andy Smith - Brookdale Senior Living Inc. - CEO

What we are always trying to do is to hit that sweet spot between occupancy growth and rate growth.

If you looked at our first-quarter rate growth, which was pretty good, certainly compared to the industry, if you strip out what is happening in the skilled space, which has been affected by sequestration, et cetera, our rate growth was in the low to mid 3%s, which compared pretty favorably to the industry.

We would expect to continue, given the investments that we have made into our assets, given the fact that we are trying to establish this brand, which we think will ultimately help us in pricing, we would expect to continue to grow our rates.

Now, there is a correlation between rate growth and core inflation. There is a limit to the extent to which we can grow our rates when compared to inflation. I would say historically that has been 150 to 200 basis points above what the inflation rate is, and I would expect that to continue.

Mark Ohlendorf - Brookdale Senior Living Inc. - Co-President, CFO

Yes, so if you look at our same-store rate performance for the last two or three years, you would have seen it bottom out in 2009 or 2010 1.5% or so. And then, again, as Andy said, it was in the low 3%s in the first quarter of this year. And it has been a pretty steady, gradual progression over that two- or three-year period.

Now, there is a little bit of noise in the numbers because we do have some skilled nursing business in the Company. The Medicare piece of that is 5% or 6% of revenue on the skilled nursing side, but those rates have moved around over the last two or three years. So generally, we have been reporting to people what those numbers look like with and without the impact on skilled rates.

Brian Tanquilut - Jefferies & Company - Analyst

Mark, as we talk about inflation, what is the interest rate risk in the Company? People have always thought that you guys are impacted or people are concerned about rising interest rates as a factor that would —

Mark Ohlendorf - Brookdale Senior Living Inc. - Co-President, CFO

To some extent, although we have the biggest built-in hedge that you can imagine.

If you think about our customers, we do have some floating-rate debt. Our on-balance-sheet debt today is about $2.5 billion. About 40% of our debt is floating-rate debt. Most of it is capped; some of it is swapped, so we don’t have unlimited exposure there.

But if you think about our customers, they are in their early 80s when they come to us. They are, by and large, fixed-income investors. So, one could argue that there has been huge suppression in demand over the last five years when short-term interest rates have cratered.

The behavior of a senior when they’re shopping and thinking about paying for senior housing is very different when they can earn 4% on their one-year CD versus when they are earn 25 basis points on their one-year CD. They feel like they are spending assets to pay for senior housing, rather than spending income.

Now, we all know on an inflation-adjusted basis, it is kind of all the same thing, but it’s a huge issue around perceived affordability for us. So, quite frankly, if we could wave a wand and have the 10-year go to 5%, we would wave it.

Brian Tanquilut - Jefferies & Company - Analyst

We’re out of time, so we will have a breakout downstairs in the Broadway Room for your questions. Thanks.

Andy Smith - Brookdale Senior Living Inc. - CEO

Thanks, everybody, Brian.

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Forward Looking Statements

Certain items in this communication (including statements with respect to the merger with Emeritus and the transactions with HCP) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe that expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results and performance could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our communities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the merger with Emeritus and the transactions with HCP, including in respect of the satisfaction of closing conditions to such transactions; unanticipated difficulties and/or expenditures relating to such transactions; the risk that regulatory approvals required for such transactions are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of such transactions; litigation relating to such transactions; the impact of such transactions on each company’s relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining, cost savings and synergies from such transactions; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the Merger, the Company has filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and Emeritus that also constitutes a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on June 5, 2014. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus and other filings containing information about the Company and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, from the Company at www.brookdale.com under the heading “About Brookdale / Investor Relations” or from Emeritus at www.emeritus.com under the heading “Investor Relations.”

The Company and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Emeritus’ stockholders in connection with the Merger. Information about the directors and executive officers of the Company and their ownership of Company Common Stock is set forth in the Definitive Proxy Statement on Schedule 14A, as filed with the SEC on June 6, 2014. Information about the directors and executive officers of Emeritus and their ownership of Emeritus Common Stock is set forth in Emeritus’ Annual Report on Form 10-K/A, as filed with the SEC on April 30, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the joint proxy statement regarding the Merger. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.